MODINE MANUFACTURING COMPANY

Description of Securities Registered Pursuant to
Section 12 of the Securities Exchange Act of 1934

Common Stock

As of March 31, 2026, Modine Manufacturing Company (“Modine,” “we,” “our,” “us”), has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, par value $0.625 per share. There were 52,803,207 shares of common stock issued and outstanding as of March 31, 2026. The following is a summary of the material terms and rights of our common stock and the provisions of our amended and restated articles of incorporation and our bylaws, as amended, each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K for the year ended March 31, 2026, of which this exhibit is a part. This summary is not complete and you should refer to the applicable provisions of our amended and restated articles of incorporation and bylaws.

Our amended and restated articles of incorporation authorize us to issue up to 16,000,000 shares of preferred stock, par value $0.025 per share. As of March 31, 2026, there are no issued and outstanding shares of preferred stock.

Voting Rights. Each outstanding share of our common stock is entitled to one vote upon each matter submitted to a vote at a meeting of shareholders. Holders of shares of common stock are not entitled to cumulate their votes in the election of directors. In a non-contested election, directors are elected by a majority vote standard, whereas in any contested election, directors are elected by a plurality of the votes cast. Generally, unless a different vote is required by the amended and restated articles of incorporation, the bylaws or the Wisconsin Business Corporation Law (the “WBCL”), all matters to be voted on by shareholders must be approved by a majority of the votes cast on the matter at a meeting at which a quorum is present, subject to any voting rights granted to holders of then-outstanding preferred stock.

Dividend and Liquidation Rights. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for the payment of dividends, subject to the rights of the holders of preferred stock, if any, then outstanding. In the event of the dissolution, liquidation or winding up of Modine, holders of our common stock will be entitled to receive, pro rata, any assets and funds of Modine remaining after satisfaction of Modine’s creditors and the payment of all amounts that the holders of preferred stock, if any, then outstanding may be entitled to receive.

Preemptive and Other Rights. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights.

Liability to Further Calls or Assessments. Under the WBCL, when Modine receives the consideration for which the board of directors authorized the issuance of shares, the shares issued for that consideration are fully paid and nonassessable.

Possible Anti-Takeover Effects of our Amended and Restated Articles of Incorporation and Bylaws. Our amended and restated articles of incorporation and bylaws contain provisions that could make it more difficult to acquire Modine by means of a tender offer, proxy contest or otherwise. The description set forth below is intended as a summary only. For complete information we encourage you to read our amended and restated articles of incorporation and bylaws.

●	Board of Directors. Our amended and restated articles of incorporation and bylaws provide that the board of directors must be divided into three classes as nearly-equal in number as possible, as determined by the board of directors. The total number of directors is to be the number provided in the bylaws, but not less than seven. One class is elected each year for a three-year term. Shareholders have the right to remove directors, but only for good cause and by the affirmative vote of a majority of the outstanding shares entitled to vote for the election of the director. The removal of a director may only be taken at a special meeting of shareholders called for that purpose.

●	Advance Notice Requirements for Shareholder Proposals and Director Nominees. Our bylaws require advance notice with regard to business proposed to be submitted by a shareholder at any annual or special meeting of our shareholders, including the nomination of candidates for election as directors. Notice of proposed shareholder business must be timely given in writing to our corporate secretary prior to the meeting. To be timely, notice must be received at our principal executive offices within the time frames specified in our bylaws. The notice must also contain certain information specified in our bylaws, including, with respect to a director nomination, the written consent of the nominee to serve as a director if elected.

●	Special Meetings; Shareholder Action Without a Meeting. Special meetings of shareholders may be called by a majority of the members of the board of directors, by the chairperson of the board, by the chief executive officer, or, as required by the WBCL, pursuant to one or more written demands signed by the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting, which demand(s) must describe one or more purposes for which the special meeting is to be held. The bylaws contain provisions regarding special meetings called upon the demand of shareholders. Shareholder action may be taken without a meeting only by the unanimous written consent of all shareholders entitled to vote on the action.

●	Required Vote for Certain Actions. Pursuant to Section 180.1706(l) of the WBCL, except as otherwise provided in a corporation’s articles of incorporation or any amendment to the articles of incorporation, any merger or share exchange, sale of all or substantially all assets otherwise than in the regular course of business, dissolution of the corporation or revocation of dissolution, involving a corporation organized before January 1, 1973, such as Modine, which did not expressly elect before January 1, 1991 to be governed by a majority or greater voting requirement, must be approved by the affirmative vote of two-thirds of the shares entitled to vote at a meeting called for that purpose. Article VII of our amended and restated articles of incorporation expressly retains the two-thirds vote requirement for these actions.

●	Amendment of Bylaws. Shareholders have the right to amend or repeal the bylaws at any regular or special meeting of the shareholders, if notice of the proposed action was specified in the notice of the meeting. That action requires the affirmative vote of not less than two-thirds of the shares entitled to vote. The board of directors may also amend the bylaws by the affirmative vote of not less than two-thirds of the full board of directors of Modine.